
DAVIS LEGAL ADVISORS since 1892
& company

02 JUL 11 AM 12:51

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

July 8, 2002

file number: 50277-00001

DELIVERED BY COURIER

02042505

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. List required by Rule 12(g)3-2(b) (i) (ii). This list has been revised to reflect the change of name of the Canadian Venture Exchange Inc. to the TSX Venture Exchange and to reflect the addition of two new filings, namely a Notice of Filing an Annual Information Form and a Certificate under Multilateral Instrument 45-102;
2. Index to the documents enclosed; and
3. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: [signature]

Donna Ornstein
Legal Assistant

DO/jxl
Encls.

dlw 7/12

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL



02 JUL 11

GGL DIAMOND CORP.
(the "Company")

LIST REQUIRED BY RULE 12(g)3-2(b)(i)(ii). (OBLIGATIONS TO FILE INFORMATION THAT IS MADE PUBLIC.)

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrar of Companies or regulator as required to maintain the Company's extra-provincial registration in the Northwest Territories ("NWT")**

Document Name or Information	When Required
(a) Incorporation Documents	
(i) BC	Upon incorporation
(b) Extra-provincial Registration	
(i) NWT	To effect registration
(c) Annual Reports	
(i) BC	BC – Within 60 days of anniversary of incorporation
(ii) NWT	NWT – On or before the last day of the month immediately following its anniversary month
(d) Notices Filed with Registrar of Companies	
(i) BC	BC – Notice of Directors or Notice of Change in Office to be filed within 14 days of change
(ii) NWT	NWT – Notice of Change of Registered Office or Notice of Change of Directors to be filed within 15 days

Document Name or Information	When Required
(e) Special Resolution (i) BC	Immediately upon the passing of a special resolution by the members of the Company to change the name of the Company, approve a capital alteration, revise its memorandum or articles or approve a reorganization or other corporate alteration which requires the approval by special resolution of the members of the Company

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102

Document Name or Information	When Required
(a) Annual Report (including annual audited financial statements and auditor's report thereon)	Within 140 days of Company's fiscal year end and not less than 28 days prior to the date of each AGM
(b) Annual Information Form	Within 140 days of end of the Company's fiscal year
(c) Notice of Filing Annual Information Form	On filing Annual Information Form
(d) Quarterly Interim Financial Statements	Within 60 days of end of each of Company's 1st, 2nd, and 3rd quarters
(e) News Releases	Promptly upon material changes
(f) B.C. Form 53-901F, Material Change Report	Within 10 days after each material change

	Document Name or Information	When Required
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	At least 60 days before the meeting date and at least 25 days before the record date
(h)	Notice of AGM or EGM, Proxy and Information Circular	Upon mailing to the Company's shareholders (at least 28 days prior to the meeting)
(i)	Report of Exempt Distribution	Within 10 days of distribution
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Within 10 days of distribution if Company has filed an Annual Information Form
(k)	Prospectus	Prior to Company making a public distribution of its securities
(l)	Amendment to Prospectus	Within 10 days after a material change occurs in the affairs of the Company, so long as the Company's distribution of securities under the prospectus has not been completed
(m)	Takeover Bid Circular	Upon the commencement of a non-exempt takeover bid of an offeree issuer by the Company
(n)	Notice of Change or Variation to Takeover Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(o)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(p)	Notice of Change or Variation to Issuer Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer

Document Name or Information		When Required
(q)	Initial Acquisition Report	Within 2 business days of the Company acquiring 10% or more of the outstanding securities of a reporting issuer in the province of BC
(r)	Subsequent Acquisition Reports	Within 2 business days of the Company acquiring an additional 2% (over the threshold 10%) of the securities of a reporting issuer in the province of BC
(s)	Notice of Intention to Sell by a Control Person	At least 7 days and not more than 14 days before the initial trade of shares specified in the notice (applicable only after the Company becomes a control person of a reporting issuer in the province), where the Company wishes to sell securities of a reporting issuer in the province using certain prospectus and registration exemptions

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

Document Name or Information		When Required
(a)	Exchange Filing Statement	Upon adoption of board resolution or upon senior management's expectation of board's concurrence to proceed with a material change unless the requirement for a filing statement is waived by the Exchange
(b)	BC Form 53-901F, Material Change Report	Within 10 days after each material change

Document Name or Information		When Required
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Within 140 days of the Company's fiscal year end and not less than 28 days prior to the date of each AGM
(d)	Quarterly Interim Financial Statements	Within 60 days of end of each of Company's 1st, 2nd, and 3rd quarters
(e)	News Releases	Promptly upon material changes
(f)	Annual Information Form	Within 140 days of end of fiscal year, if applicable
(g)	Notice of Filing Annual Information Form	On filing Annual Information Form
(h)	Exchange Offering Prospectus or Short Form Offering	Prior to public distribution
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Within 10 days after a material change occurs in the affairs of the Company, so long as the Company's distribution of securities under the prospectus has not been completed
(j)	Notice of AGM or EGM, Proxy and Information Circular	Upon mailing to the Company's shareholders (at least 28 days prior to the AGM or EGM)
(k)	Takeover Bid Circular	Upon the commencement of a non-exempt takeover bid of an offeree issuer by the Company
(l)	Notice of Change or Variation to Takeover Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(m)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company

Document Name or Information		When Required
(n)	Notice of Change or Variation to Issuer Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(o)	Notice of Intention to Sell by a Control Person	At least 7 days and not more than 14 days before the initial trade of shares specified in the notice (applicable only after the Company becomes a control person of a reporting issuer in the province), where the Company wishes to sell securities of a reporting issuer in the province using certain prospectus and registration exemptions
(p)	Notice of Dividends	At least 7 trading days notice to be given to the Exchange in advance of the dividend record date
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Following closing of a private placement the Exchange makes Forms 4C and 4B public
(r)	Notice of Expedited Private Placement – Exchange Form 4F, Expedited Private Placement Form	Within 45 days of press release announcing private placement
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	At least 30 days after entering into transaction. Consent of Exchange is required and then Exchange makes Form 5C public
(t)	Notice of Grant of Stock Options - Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Within 30 days of date of grant of stock option if press release used to announce grant. If no press release, then within two days of grant. Consent of Exchange is required and then Exchange makes Forms 4K and 4L public

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange

	Document Name or Information	When Required
(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Concurrently with filing with Securities Commissions
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year end	Concurrently with filings with the Securities Commissions, sent only to security holders who request such reports
(c)	Prospectus	No later than midnight on the second business day after the prospective security holders enter into a subscription agreement to purchase securities of the Company pursuant to the prospectus.
(d)	Amendment to Prospectus	No later than midnight on the second business day after the prospective security holder enters into a subscription agreement to purchase securities of the Company pursuant to an amended prospectus. Note: an amendment to a prospectus need not be delivered to a security holder who has signed a subscription agreement prior to the filing of an amendment by the Company with the Commissions
(e)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company

Document Name or Information		When Required
(f)	Notice of Change or Variation to Issuer Bid Circular	Immediately upon an event occurring requiring such a notice to be given. Note: notice need not be sent to security holders who have tendered securities which the Company has taken up

Exemption No. 82-1209

July 8, 2002

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

02 JUL 11

INDEX

1. Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")

(a) Incorporation Documents

(i)	BC	Not Applicable

(b) Extra-provincial Registration

(i)	NWT	Not Applicable

(c) Annual Reports

(i)	BC (Form 16)	Not Applicable
(ii)	NWT (Form 27)	May 25, 2002

(d) Notices Filed with Registrar of Companies

(i)	BC	Notice to Change Offices – May 1, 2002
(ii)	NWT	Notice of Change of Head Office (Form 22) – May 9, 2002 and Notice of Change of Registered Office (Form 21) - May 9, 2002

(e) Special Resolution

(i)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	May 10, 2002
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	May 2, 2002 May 16, 2002 June 4, 2002 June 11, 2002
(f)	BC Form 53-901F, Material Change Report	May 17, 2002
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	May 31, 2002 June 24, 2002
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	May 31, 2002 June 24, 2002
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable

(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	May 17, 2001
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	May 10, 2002
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable

(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement – Exchange Form 4F, Expedited Private Placement Form	May 28, 2002 June 17, 2002 July 2, 2002
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82 [illegible]



orthwest
Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION
FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED-DÉPÔT

No.:

Date: ______________________

DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL DIAMOND CORP.

2) This return contains information current to and including — Le présent rapport contient les renseignements les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION	MM 05 DD/J 25	MOIS ET JOUR DE CONSTITUTION OU DE FUSION
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	YYYY/ANNÉE 2002	ANNÉE APPLICABLE AU RAPPORT

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations ?
YES [X] OUI — NO [ ] NON
L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations?
YES [X] OUI — NO [ ] NON
L'adresse actuelle du siége social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations?
YES [X] OUI — NO [ ] NON
La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés ?

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?
YES [X] OUI — NO [ ] NON
Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

IF THE ANSWER TO ANY OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
May 25, 2002	[signature]	President

Exemption No. 82-1281

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor-940 Blanshard Street
Victoria, BC V8W 3E6

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 (Monday-Friday)

NOTICE TO CHANGE OFFICE - Form 4

Section 40 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box C and E, enter the addresses currently registered at the Corporate Registry.
4. In Box C, D, E and F, enter the complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the office.

   NOTE: A company may locate a registered office and a records office at the same place.
5. If the registered or records office address is that of the solicitor or agent for the company and the solicitor or agent move their place of business, the solicitor or agent must file a new Form 4 with the filing fee. The Form 4 must clearly indicate that it is filed under Section 40(4) of the *Company Act*.
6. Please provide the Registry with the **duplicate** copy of this form. Section 40 of the *Company Act requires the Registry to send a copy of this form to the previous registered or records office except for a notice filed under Section 40(4).*
7. *Submit this form with a cheque or money order made payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from your BC Online Deposit Account.*

B CERTIFICATE OF INCORPORATION NO.

235315

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

ORIGINAL WAS

FILED AND REGISTERED
MAY 09 2002 AJF
REGISTRAR OF COMPANIES

A FULL NAME OF COMPANY

GGL Diamond Corp.

REGISTERED OFFICE ADDRESS CHANGE

C FROM - PREVIOUS ADDRESS

Suite 1040 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia

	PROVINCE	POSTAL CODE
	B.C.	V 6 E 2 E 9

D TO - NEW ADDRESS

2800 Park Place, 666 Burrard Street, Vancouver, British Columbia

	PROVINCE	POSTAL CODE
	B.C.	V 6 C 2 Z 7

RECORDS OFFICE ADDRESS CHANGE

E FROM - PREVIOUS ADDRESS

Suite 1040 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia

	PROVINCE	POSTAL CODE
	B.C.	V 6 E 2 E 9

F TO - NEW ADDRESS

2800 Park Place, 666 Burrard Street, Vancouver, British Columbia

	PROVINCE	POSTAL CODE
	B.C.	V 6 C 2 Z 7

G CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current ~~Director~~, Officer ~~or~~ Company Solicitor

[signature]

DATE SIGNED		
Y	M	D
02	05	01

J:\951001\Gencorp-02\DavisForm4.doc

FORM 22
NORTHWEST TERRITORIES
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF HEAD OFFICE
EXTRA-TERRITORIAL CORPORATION

File No.:
Date:

D/Registrar of Corporation

1. NAME OF CORPORATION

GGL DIAMOND CORP.

2. Postal and street address of registered office (including postal code)

NAME

Suite 802, Northwest Tower
5201 50th Avenue
Yellowknife, NWT
X1A 3S9

Date	Signature	Title (Director/Officer/Solicitor)
May 9, 2002	[signature]	President and Director

File No..
Date:
D/Registrar of Corporation

FORM 21
BUSINESS CORPORATIONS ACT
NOTICE OF REGISTERED OFFICE or NOTICE OF CHANGE OF REGISTERED OFFICE EXTRA-TERRITORIAL CORPORATION

1. NAME OF CORPORATION

GGL DIAMOND CORP

2. Postal and street address of registered office (including postal code)

NAME

Suite 2800 – 666 Burrard Street
Vancouver, BC
V6C 2Z7

3. Post office box designated as the address for service by mail.

Date	Signature	Title (Director/Officer/Solicitor)
May 7, 2002	[signature]	President and Director

Exemption No 82-1204

02 JUL 11 AM 10:51

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Phone: (604) 688-0546
Facsimile: (604) 688-0378

Notice of Filing of Annual Information Form

GGL Diamond Corp. (the "Company") hereby gives notice under subsection 3.1(2) of Multilateral Instrument 45-102, Resale of Securities, that it filed an Annual Information Form under Sedar Project #00440739 on April 26, 2002 consisting of the following:

(a) Annual Information Form dated April 23, 2002;

(b) Technical Report with respect to the Courageous Property, the Seahorse Property and the Mackay Property, located in Mackay Lake and the Courageous Lake areas of the Northwest Territories, dated April 15, 2002 prepared by Thomas E. Lisle, including the Qualification Certificate of Thomas E. Lisle dated April 18, 2002; and

(c) Consent letter dated April 24, 2002 of Thomas E. Lisle in connection with the use of the Technical Report.

DATED this 10th day of May, 2002.

GGL Diamond Corp

Per: *"Raymond A. Hrkac"*
Raymond A. Hrkac
President

Exemption No. 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

May 2, 2002

TSX Venture SYMBOL: GGL

News Release

GGL DIAMOND CORP. ANNOUNCES IMPORTANT NEW ACQUISITION; UPDATES NEWS ON DOYLE LAKE CLAIM DISPUTE

VANCOUVER, B.C. – GGL Diamond Corp. (GGL – TSX Venture, formerly CDNX) is pleased to announce an important new acquisition of just over 16,000 acres in the Northwest Territories, claims which are 100% GGL-owned. Named the "Zip Claims," the area includes an indicator mineral train whose G-10 garnet values appear to surpass those obtained from the original mineral train that led to the Diavik A-154 diamond pipe. The A-154 pipe is considered one of the richest commercial pipes in the Slave Craton and is now slated for production.

The staking took place in late January of this year; the application to record has now been accepted. We identified the area as having high potential, based on our analysis of previous assessment work released for claims that had lapsed.

The strong linear train not only contains G-10 garnets, but it appears to end abruptly near a small lake and a bend in a Mackenzie dyke (most kimberlites are found at or near dykes). The new claims adjoin our Winter Lake North claims within the CH-project area, 80 km west of the Ekati Diamond Mine. The Winter Lake claims have themselves returned high count indicator mineral samples, all suggesting the presence of a new kimberlite field in this area.

Doyle Lake LA 26-30 claims, Section 84 Judicial review

We have received a letter from the Department of Indian and Northern Affairs (DIAND), which says that it expects to have a tribunal in place in May and "will commence proceedings at that time." These proceedings are to deal with the September 25, 2000 decision of the Federal Court of Appeal, which remitted the matter to the Minister of DIAND for a "re-determination de novo in accordance with the reasons for judgment of this Court."

We are encouraged by this recent news and look forward to a favorable final disposition of the matter, as the dispute dates back to 1996. The LA 26-30 claims are part of the Doyle Lake joint project with 60% owner De Beers.

CH project area

On the Seahorse, Courageous, Mackay and G claim areas, 20 targets have been identified to date that will be considered for drilling. Ten of these have been selected for follow-up ground geophysics to commence as soon as possible. Only one of these is completely dependent on winter drilling conditions. Upon completion of the ground surveys, drilling will commence subject to the availability of financing.

A number of areas within the above claims and within the Starfish, Winter Lake South and Winter Lake North claims, require indicator mineral sampling to determine target locations within areas that have returned kimberlitic indicators from the previous two years of sampling. In particular the Starfish and Winter Lake North areas have returned some of the best kimberlitic indicator mineral counts of the entire CH Project Area, and specific sites for additional sampling have been determined and will be taken as early in the season as possible.

GGL DIAMOND CORP.
"Raymond A. Hrkac"
Raymond A. Hrkac
President

For more information, visit our web site at www.ggldiamond.com
or contact our corporate relations people at (604) 684-3376 for more information, or email us at info@gerle.com

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 24, 2002 of 475,000 Units (each Unit consisting of one common share and one non-transferable common share purchase warrant) at a price of $0.125 per Unit and 150,000 Flow-Through common shares at a price of $0.15 per share, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 24th day of June, 2002.

GGL Diamond Corp.

By:

"Raymond A. Hrkac"
Raymond A. Hrkac
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

May 16, 2002

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING TO RAISE UP TO $1,000,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company intends to raise up to $1,000,000 by way of a non-brokered private placement through the sale of a combination of flow-through shares at a price of $0.15 per share and non-flow-through units at a price of $0.125 per unit. Each non flow-through unit consists of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.20 per share. A 7% finder's fee may be paid on part of the financing.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"
Raymond A. Hrkac, President

Exemption No 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

June 4, 2002

TSX Venture SYMBOL: GGL

News Release

GGL Diamond Corp. Updates News on Doyle Lake Claim Dispute and Exploration Progress

Vancouver, BC – GGL Diamond Corp. (GGL – TSX Venture) has received a letter from the Minister of Indian Affairs and Northern Development which states that the Tribunal Members (all three from the Mineral Resources Directorate) have been appointed, and will contact us shortly regarding procedures and time lines.

CH Project Area

Ground surveys over selected targets are in progress. Targets have been identified on the Seahorse, Courageous, Mackay and G claim areas. Surveys on the Zip claims will start when the snow cover is gone to allow heavy mineral sampling to confirm or define the end of the strong linear kimberlitic indicator mineral train. The foregoing work is preparatory to drilling. The Company has staked and made application to record mineral claims in the Seahorse area to protect a selected target and to acquire a new area with indicator mineral support.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, visit our web site at www.ggldiamond.com or contact Susan de Stein at (604) 684-3376 for more information, or email us at info@gerle.com.

Exemption No. 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

02 JUL 11

June 11, 2002

TSX Venture SYMBOL: GGL

News Release

GGL DIAMOND CORP. REPORTS PROGRESS ON DOYLE LAKE CLAIM DISPUTE AND SEDIMENT SAMPLE RESULTS FROM THE FISHBACK LAKE PROJECT, NT

Vancouver, BC – GGL Diamond Corp. (GGL – TSX Venture) has been informed by the Department of Indian and Northern Affairs (DIAND) that procedures and time lines will be discussed by members of the Tribunal and the Parties to the dispute during the week of June 17, 2002. The speedy follow up on the part of DIAND encourages us that this dispute will be resolved this year.

FISHBACK LAKE PROJECT

Results from a lake sediment survey conducted in May, 2002 have now been received. Eleven samples were taken from the ice in seventy-three to seventy-five metres of water, over an area 400 X 400 metres. All eleven samples were anomalous in the elements associated with kimberlite and cannot be distinguished from a sample taken over a known kimberlite. The samples were taken where a previous bathymetry survey outlined a deep, steep-walled circular to oval hole over 60 hectares in size. A drill program to test these results can be conducted from the shore of the lake in summer. A report on these results is in progress. The claims are 100% owned by GGL Diamond Corp.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, visit our web site at www.ggldiamond.com or contact Susan de Stein at (604) 684-3376 for more information, or email us at info@gerle.com.

Exemption No 82-1209

02 JUL 11

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL Diamond Corp.
904 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

May 16, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

May 16, 2002
Vancouver, British Columbia

Item 4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change:

The Company intends to raise up to $1,000,000 by way of a non-brokered private placement through the sale of a combination of flow-through shares at a price of $0.15 per share and non-flow-through units at a price of $0.125 per unit.

Item 5. **Full Description of Material Change**

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation:

The Company intends to raise up to $1,000,000 by way of a non-brokered private placement through the sale of a combination of flow-through shares at a price of $0.15 per share and non-flow-through units at a price of $0.125 per unit. Each non flow-through unit consists of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.20 per share. A 7% finder's fee may be paid on part of the financing.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the Act**

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85(3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7. **Omitted Information**

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting."

N/A

Item 8. **Senior Officers**

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Raymond A. Hrkac
(604) 688-0546

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 17th day of May, 2002.

"Raymond A. Hrkac"
(signature)

Raymond A. Hrkac
(name of senior officer - please print)

EXEMPTION NO. 82-1209

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

02 JUL 11 12:11

1. State the full name, address and telephone number of the issuer of the security distributed:

GGL Diamond Corp.
Name of issuer
904 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2
Address
(604) 688-0546
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and the Yukon.

3. State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.
620,000 units, each unit consisting of one Common share without par value and one non-transferable Common share purchase warrant, at a price of $0.125 per unit. One non-transferable Common share purchase warrant entitles the subscribers to purchase one Common share without par value until May 31, 2004 at a price of $0.20 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Gary Bush Vancouver, BC	20,000	May 31/02	$0.125/$2,500	S. 3.1 of MI 45-102	4 Months
William Wolodarsky Calgary, Alberta	100,000	May 31/02	$0.125/$12,500	S. 74(2)(9)	None
Ken Eng Richmond, BC	100,000	May 31/02	$0.125/$12,500	S. 3.1 of MI 45-102	4 Months
B.R. (Tom) Pallan Campbell River, BC	200,000	May 31/02	$0.125/$25,000	S. 5.1 of MI 45-102	4 Months
C.W. Marketing Ltd. Vancouver, BC	200,000	May 31/02	$0.125/$25,000	S. 3.1 of MI 45-102	4 Months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.
$65,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 31st day of MAY, 2002.

GGL Diamond Corp.
Name of issuer *(please print)*

Signature of authorized signatory

Raymond A. Hrkac, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of an used by the British Columbia Securities Commission for the purposes of administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained

in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7L 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE A

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
Gary Bush 2201 Oak Street Vancouver, BC V6H 3W6	(604) 731-6911 E-mail address not available	20,000 Units	S. 3.1 of MI 45-102
William Wolodarsky 3048 3rd Street S.W. Calgary, Alberta T2S 1V1	(403) 287-2666 E-mail address not available	100,000 Units	S. 74(2)(9)
Ken Eng 8640 Spires Road Richmond, BC V6Y 1W2	(604) 764-0803 E-mail address not available	100,000 Units	S. 3.1 of MI 45-102
B.R. (Tom) Pallan 1159 Ash Street Campbell River, BC V9W 1G8	E-mail address not available	200,000 Units	S. 5.1 of MI 45-102
C.W. Marketing Ltd. 280–1285 W. Pender St. Vancouver, BC V6E 4B1	(604) 891-3288 E-mail address not available	200,000 Units	S. 3.1 of MI 45-102

EXEMPTION NO. 82-1209

BC FORM 45-902F (Formerly Form 20) 02 JUL 11 AM 12:11

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

GGL Diamond Corp.
Name of issuer
904 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2
Address
(604) 688-0546
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.
150,000 Flow-Through Shares at a price of $0.15 per Flow-Through Share and 475,000 units, each unit consisting of one Common share without par value and one non-transferable Common share purchase warrant, at a price of $0.125 per unit. One non-transferable Common share purchase warrant entitles the subscribers to purchase one Common share without par value until June 24, 2004 at a price of $0.20 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
(a) Flow-Through Shares					
Mike Ricci Surrey, BC	50,000	June 24/02	$0.15/$7,500	S. 3.1 of MI 45-103	4 Months
William Barclay Vancouver, BC	100,000	June 24/02	$0.15/$15,000	S. 3.1 of MI 45-103	4 Months
(b) Units					
Fractal Capital Corp. Vancouver, BC	80,000	June 24/02	$0.125/$10,000	S. 3.1 of MI 45-103	4 Months
Chillchur Management Ltd. Vancouver, BC	80,000	June 24/02	$0.125/$10,000	S. 74(2)(9)	None
Norman Leach Vancouver, BC	40,000	June 24/02	$0.125/$5,000	S. 3.1 of MI 45-103	4 Months
Odlum Brown Limited ITF Bent Mortensen Vancouver, BC	50,000	June 24/02	$0.125/$6,250	S. 5.1 of MI 45-103	4 Months
Raymond James Ltd. ITF Linda Zuccaro Vancouver, BC	125,000	June 24/02	$0.125/$15,625	S. 3.1 of MI 45-103	4 Months
William Barclay Vancouver, BC	100,000	June 24/02	$0.125/$12,500	S. 3.1 of MI 45-103	4 Months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.
$81,875

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 24th day of June, 2002.

GGL Diamond Corp.
Name of issuer *(please print)*

Signature of authorized signatory

Raymond A. Hrkac, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of an used by the British Columbia Securities Commission for the purposes of administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7L 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE A

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
(a) Flow-Through Shares			
Mike Ricci 5765 – 125A Street Surrey, BC V3X 3G8	(604) 591-8916 E-mail address not available	50,000 Flow-Through Shares	S. 3.1 of MI 45-103
William Barclay 7749 Angus Drive Vancouver, BC V6P 5K6	(604) 806-7014 E-mail address not available	100,000 Flow-Through Shares	S. 3.1 of MI 45-103
(b) Units			
Fractal Capital Corp. 904 – 675 West Hastings St. Vancouver, BC V6B 1N2	(604) 669-7473 E-mail address not available	80,000 Units	S. 3.1 of MI 45-103
Chillchur Management Ltd. 904 – 675 West Hastings St. Vancouver, BC V6B 1N2	(604) 669-7473 E-mail address not available	80,000 Units	S. 74(2)(9) & S. 45(2)(10)
Norman Leach 1502 – 1790 Bayshore Drive Vancouver, BC V6G 3G5	(604) 733-3866 nleach@direct.ca	40,000 Units	S. 3.1 of MI 45-103
Odlum Brown Limited ITF Bent Mortensen RRIF #26-6614-0 1800 – 609 Granville St. Vancouver, BC V7Y 1H2	(604) 844-5318 E-mail address not available	50,000 Units	S. 5.1 of MI 45-103
Raymond James Ltd. ITF Linda Zuccaro RRSP Account 17P06R2 1000–601 West Hastings St. Vancouver, BC V6B 5E2	(604) 659-8003 E-mail address not available	125,000 Units	S. 3.1 of MI 45-103
William Barclay 7749 Angus Drive Vancouver, BC V6P 5K6	(604) 806-7014 E-mail address not available	100,000 Units	S. 3.1 of MI 45-103

Exemption No. 82-1209

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 31, 2002 of 620,000 Units (each Unit consisting of one common share and one non-transferable common share purchase warrant) at a price of $0.125 per Unit. GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 31st day of May, 2002.

GGL Diamond Corp.

By:

"Raymond A. Hrkac"
Raymond A. Hrkac
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Exemption No. 82-1209

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 24, 2002 of 475,000 Units (each Unit consisting of one common share and one non-transferable common share purchase warrant) at a price of $0.125 per Unit and 150,000 Flow-Through common shares at a price of $0.15 per share, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

02 JUL 11

DATED at Vancouver, British Columbia this 24th day of June, 2002.

GGL Diamond Corp.

By:

"Raymond A. Hrkac"
Raymond A. Hrkac
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

EXEMPTION NO. 82-1200

FORM 4F

EXPEDITED PRIVATE PLACEMENT FORM

02 JUL 11 ... 12: 51

Re: GGL Diamond Corp. (the "Issuer").

Trading Symbol: GGL.

The undersigned hereby certifies the following information relating to the Expedited Private Placement.

The transaction complies fully with the criteria for expedited Private Placements set out in Policy 4.1 – Private Placements.

Issued and outstanding Listed Shares prior to Private Placement 43,722,510.

Date Price Reservation Form filed (if applicable) Not applicable.

Date of news release announcing the Private Placement May 16, 2002.

---

1. Total amount of funds to be raised: $1,000,000 **First Tranche: $77,500**.

2. Description of securities to be issued:

   (a) Class **First Tranche: Units, each Unit consisting of one common share and one non-transferable common share purchase warrant**.

   (b) Number **First Tranche: 620,000 Units**.

   (c) Price per security **First Tranche: $0.125 per Unit**.

3. If Warrants are to be issued, provide the following information:

   (a) Number **First Tranche: 620,000**.

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants **First Tranche: 620,000**.

   (c) Exercise price of Warrants **First Tranche: $0.20**.

   (d) Expiry date of Warrants **First Tranche: 24 months**

.

4. Placees - Please complete the following chart.

**Name and Address of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
See attached Schedule A				

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**If the placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding ≥20% of the placee.

5. If brokered, provide the name of the agent conducting the Private Placement.

First Tranche: Not applicable

6. Please disclose the proposed use of proceeds.

First Tranche: Corporate and administrative expenses and working capital

7. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement:

(a) Sales Agent/broker (name, address, beneficial ownership where applicable)

Not applicable ________.

(b) Cash ________.

(c) Securities ________.

(d) Expiry date of any Agent's Option ________.

(e) Exercise price of any Agent's Option ________.

8. State whether the Sales Agent/broker is a Related Party of the Issuer.

9. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

11. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last 12 months is:

Expedited Acquisitions: None Listed Shares in total.

Expedited Private Placements: 3,220,332 + 620,000 = 3,840,332 Listed Shares in total.

12. Each purchaser has been advised of the applicable Securities Law or Exchange hold period. All securities subject to a hold period will bear a legend on their certificate indicating the applicable hold period.

13. A Corporate Placee Registration Form with current information:

is enclosed ☐; or

has been previously filed ☒

for each purchaser that is not an individual.

Dated May 28, 2002.

Raymond A. Hrkac
Name of Director and/or
Senior Officer

Signature

President
Official Capacity

Schedule A

4. Placees:

**Name and Address of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
Gary Bush 2201 Oak Street, Vancouver, BC V6H 3W6	20,000	S. 3.1 of MI 45-103	May 27/02	N/A
William Wolodarsky 3048 3rd Street S.W. Calgary, Alberta T2S 1V1	100,000	S. 74(2)(9)	May 27/02	Y
Ken Eng 8640 Spires Road Richmond, BC V6Y 1W2	100,000	S. 3.1 of MI 45-103	May 23/02	N/A
B.R. (Tom) Pallan 1159 Ash Street Campbell River, BC V9W 1G8	200,000	S. 5.1 of MI 45-103	May 28/02	N/A
C.W. Marketing Ltd. 280–1285 W. Pender St. Vancouver, BC V6E 4B1	200,000	S. 3.1 of MI 45-103	May 28/02	N/A

EXEMPTION NO. 82-1209

FORM 4F

EXPEDITED PRIVATE PLACEMENT FORM

02 JUL 11 AM 12:11

Re: GGL Diamond Corp. (the "Issuer").

Trading Symbol: GGL.

The undersigned hereby certifies the following information relating to the Expedited Private Placement.

The transaction complies fully with the criteria for expedited Private Placements set out in Policy 4.1 – Private Placements.

Issued and outstanding Listed Shares prior to Private Placement 44,342,510.

Date Price Reservation Form filed (if applicable) Not applicable.

Date of news release announcing the Private Placement May 16, 2002.

---

1. Total amount of funds to be raised: $1,000,000 **Second Tranche: $81,875** ($77,500 raised in the First Tranche which closed on May 31, 2002).

2. Description of securities to be issued:

   (a) Class **Second Tranche: (a) Flow-Through Shares; (b) Units, each Unit consisting of one common share and one non-transferable common share purchase warrant.**

   (b) Number **Second Tranche: (a) 150,000 Flow-Through Shares; (b) 475,000 Units.**

   (c) Price per security **Second Tranche: (a) $0.15 per Flow-Through Share; (b) $0.125 per Unit.**

3. If Warrants are to be issued, provide the following information:

   (a) Number **Second Tranche: (b) 475,000**.

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants **Second Tranche: (b) 475,000**.

   (c) Exercise price of Warrants **Second Tranche: (b) $0.20**.

   (d) Expiry date of Warrants **Second Tranche: (b) 24 months**.

4. Placees - Please complete the following chart.

**Name and Address of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
See attached Schedule A				

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**If the placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding > 20% of the placee.

5. If brokered, provide the name of the agent conducting the Private Placement.

Second Tranche: Not applicable

6. Please disclose the proposed use of proceeds.

Second Tranche: The gross subscription proceeds of $81,875 will be used for mineral property exploration, corporate and administrative expenses and working capital.

7. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement:

(a) Sales Agent/broker (name, address, beneficial ownership where applicable)

Not applicable ______________________.

(b) Cash ______________________.

(c) Securities ______________________.

(d) Expiry date of any Agent's Option ______________________.

(e) Exercise price of any Agent's Option ______________________.

8. State whether the Sales Agent/broker is a Related Party of the Issuer. **N/A**

9. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer. **None**

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.). **The subscription proceeds for the 150,000 Flow-Through Shares will be incurred as "Canadian Exploration Expenses" (as defined in the *Income Tax Act*) and renounced to the placees.**

11. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last 12 months is:

    Expedited Acquisitions: **None** ____________ Listed Shares in total.

    Expedited Private Placements: **3,837,332 + 625,000 = 4,462,332** Listed Shares in total.

12. Each purchaser has been advised of the applicable Securities Law or Exchange hold period. All securities subject to a hold period will bear a legend on their certificate indicating the applicable hold period.

13. A Corporate Placee Registration Form with current information:

    is enclosed ☐; or

    has been previously filed ☒

    for each purchaser that is not an individual.

Dated June 17, 2002.

Raymond A. Hrkac
Name of Director and/or
Senior Officer

Signature

President
Official Capacity

Schedule A

4. Placees:

**Name and Address of of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
(a) Flow-Through Shares				
Mike Ricci 5765 – 125A Street Surrey, BC V3X 3G8	50,000	S. 3.1 of MI 45-103	June 10/02	N/A
William Barclay 7749 Angus Drive Vancouver, BC V6P 5K6	100,000	S. 3.1 of MI 45-103	June 12/02	N/A
(b) Units				
Fractal Capital Corp. 904 – 675 West Hastings St. Vancouver, BC V6B 1N2	80,000	S. 3.1 of MI 45-103	June 7/02	N/A
Chillchur Management Ltd. 904 – 675 West Hastings St. Vancouver, BC V6B 1N2	80,000	S. 74(2)(9)	June 7/02	Y
Norman Leach 1502 – 1790 Bayshore Drive Vancouver, BC V6G 3G5	40,000	S. 3.1 of MI 45-103	June 6/02	N/A
Odlum Brown Limited ITF Bent Mortensen RRIF #26-6614-0 1800 – 609 Granville St. Vancouver, BC V7Y 1H2	50,000	S. 5.1 of MI 45-103	June 7/02	N/A
Raymond James Ltd. ITF Linda Zuccaro RRSP 17P06R2 1000–601 West Hastings St. Vancouver, BC V6B 5E2	125,000	S. 3.1 of MI 45-103	June 12/02	P
William Barclay 7749 Angus Drive Vancouver, BC V6P 5K6	100,000	S. 3.1 of MI 45-103	June 12/02	N/A

EXEMPTION NO. 82-1209

02 JUL 11 AM 12:11

FORM 4F

EXPEDITED PRIVATE PLACEMENT FORM

Re: GGL Diamond Corp. (the "Issuer").

Trading Symbol: GGL.

The undersigned hereby certifies the following information relating to the Expedited Private Placement.

The transaction complies fully with the criteria for expedited Private Placements set out in Policy 4.1 – Private Placements.

Issued and outstanding Listed Shares prior to Private Placement 44,967,510.

Date Price Reservation Form filed (if applicable) Not applicable.

Date of news release announcing the Private Placement May 16, 2002.

---

1. Total amount of funds to be raised: $1,000,000 **Third Tranche:(a) Units: $672,500** ($77,500 raised in the First Tranche which closed on May 31, 2002 and $81,875 raised in Second Tranche which closed on June 24, 2002); (b) **Flow-Through Shares**: $124,999.95 ($22,500 raised in Second Tranche).

2. Description of securities to be issued:

   (a) Class **Third Tranche: (a) Units, each Unit consisting of one common share and one non-transferable common share purchase warrant; (b) Flow-Through Shares**

   (b) Number **Third Tranche: (a) 5,380,000 Units; (b) 833,333 Flow-Through Shares**

   (c) Price per security **Third Tranche: (a) Units: ($0.125 per Unit) (b) Flow-Through Shares: $0.15.**

3. If Warrants are to be issued, provide the following information:

   (a) Number **Third Tranche: 5,380,000**.

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants **Third Tranche: 5,380,000**.

   (c) Exercise price of Warrants **Third Tranche: $0.20**.

(d) Expiry date of Warrants **Third Tranche: 24 months from closing date**.

4. Placees - Please complete the following chart.

**Name and Address of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
See attached Schedule A				

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**If the placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding > 20% of the placee.

5. If brokered, provide the name of the agent conducting the Private Placement.

Third Tranche: Not applicable

6. Please disclose the proposed use of proceeds.

Third Tranche: The gross subscription proceeds of the private placement will be used for mineral property exploration, corporate and administrative expenses and working capital.

7. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement:

(a) Sales Agent/broker (name, address, beneficial ownership where applicable)

None

(b) Cash N/A

(c) Securities N/A.

(d) Expiry date of any Agent's Option N/A.

(e) Exercise price of any Agent's Option N/A.

8. State whether the Sales Agent/broker is a Related Party of the Issuer. **NO**

9. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer. **None**

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.). **The subscription proceeds for the flow-through shares will be incurred as Canadian Exploration Expense and be renounced to the subscribers.**

11. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last 12 months is:

    Expedited Acquisitions: **None** Listed Shares in total.

    Expedited Private Placements: **4,462,332+ 6,213,333 = 10,675,665** Listed Shares in total.

12. Each purchaser has been advised of the applicable Securities Law or Exchange hold period. All securities subject to a hold period will bear a legend on their certificate indicating the applicable hold period.

13. A Corporate Placee Registration Form with current information:

    is enclosed [x]; or

    has been previously filed [x]

    for each purchaser that is not an individual.

Dated July 2, 2002.

Raymond A. Hrkac
Name of Director and/or
Senior Officer

Signature

President
Official Capacity

Schedule A

4. Placees:

**Name and Address of of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
A. UNITS				
John Hilland 3023 – 24th St. N.W. Calgary, AB T2M 3Z6	100,000	S. 3.1 of MI 45-103	June 20/02	N/A
William A. Work 716 Crescent Road N.W. Calgary, AB T2M 4A7	40,000	S. 3.1 of MI 45-103	June 26/02	N/A
Erin Resource Management Ltd. 1600 – 736 – 6th Ave. S.W. Calgary, AB T2P 3T7	50,000	S. 3.1 of MI 45-103	June 25/02	N/A
Oesa Resources Ltd. 122 Hampstead Way N.W. Calgary, AB T3A 6E5	30,000	S. 3.1 of MI 45-103	June 25/02	N/A
Odlum Brown Limited – ITF William J.H. Edmonds RRSP Acct #26-9521-1 Suite 1800, 609 Granville St. Vancouver, BC V7Y 1A3	50,000	S. 3.1 of MI 45-103	June 20/02	P
William J.H. Edmonds Suite 1800, 609 Granville St. Vancouver, BC V7Y 1A3	50,000	S. 3.1 of MI 45-103	June 20/02	P
Robert G. Welty #602, 837 – 2nd Ave. S.W. Calgary, AB T2P 0E6	80,000	S. 3.1 of MI 45-103	June 25/02	N/A
Rajendra K. Agrawal 143 Oakmount Rd. S.W. Calgary, AB T2V 4X3	80,000	S. 3.1 of MI 45-103	June 25/02	N/A
Soroof International Al-Jaffali Tower – 5th Floor Damman-Khobar Hwy. C.R. 2051022491	1,200,000	BCI 72-503	June 28/02	N/A

**Name and Address of of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
Great Inagua Investments Ltd. P.O. Box N-3242 Montague Sterling Centre East Bay Street Nassau, Bahamas	1,200,000	BCI 72-503	June 28/02	N/A
Gordon Usher Jones 1010 Sherbrooke Street West, #1230 Montreal, PQ H3A 2R7	1,200,000	BCI 72-503	On Closing	N/A
Michael Dawes 1010 Sherbrooke Street West, #1230 Montreal, PQ H3A 2R7	1,200,000	BCI 72-503	On Closing	N/A
Barbara J. Carpenter 2030 Pratt Road Kamloops, B.C. V2C 5Z7	100,000	S. 5.1 of MI 45-102	On Closing	N/A

Total Units: 5,380,000

**Name and Address of of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
B. FLOW-THROUGH SHARES				
Fastrack Capital Partners 2100 – 400 Burrard St. Vancouver, BC V6C 3A6	700,000	S. 5.1 of MI 45-103	July 2/02	P
Steven Meyer #407 – 1126 Barclay St. Vancouver, BC V6E 1H1	66,667	S. 5.1 of MI 45-103	July 2/02	P
Peter Ross 2100 – 400 Burrard Street Vancouver, BC V6C 3A6	66,666	S. 5.1 of MI 45-103	July 02/02	P

Total Flow-Through Shares 833,333